Filed Pursuant to Rule 424(b)(2)
Registration Statement No. 333-154173

The information in this preliminary pricing supplement is not complete and may be changed. This preliminary pricing supplement is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion. Dated May 3, 2010.

Pricing Supplement to the Prospectus dated April  6, 2009,

the Prospectus Supplement dated April 6, 2009,

and the Prospectus Supplement No.  255 dated December 11, 2009 — No.

The Goldman Sachs Group, Inc. Medium-Term Notes, Series D $ Leveraged Buffered Index-Linked Notes due (Linked to the S&P BRIC 40 Index)

The notes will not bear interest. The amount that you will be paid on your notes on the stated maturity date (set on the trade date, expected to be between 24 and 27 months after the original issue date, subject to adjustment) is based on the performance of the S&P BRIC 40 Index (which we refer to as the index or underlier) as measured from the trade date to and including the determination date (set on the trade date, expected to be the tenth trading day prior to the stated maturity date, subject to adjustment). If the index return (defined below) is less than -30.00%, you could lose your entire investment in the notes. Additionally, the amount you may receive on your notes at maturity is subject to a maximum settlement amount (set on the trade date and expected to be between $1,202.50 and $1,232.50).

To determine your payment at maturity, we will first calculate the percentage increase or decrease in the final index level (determined on the determination date, subject to adjustment) from the initial index level (determined on the trade date), which we refer to as the index return. The index return may reflect a positive return (based on any increase in the index level over the life of the notes) or a negative return (based on any decrease in the index level over the life of the notes). On the stated maturity date, for each $1,000 face amount of your notes:

•

if the index return is positive (the final index level is greater than the initial index level), you will receive an amount in cash equal to the sum of (i) $1,000 plus (ii) the product of $1,000 times 1.5 times the index return, subject to the maximum settlement amount;

•

if the index return is zero or negative but not below -30.00% (the final index level is less than or equal to the initial index level but not by more than 30%), you will receive an amount in cash equal to $1,000; or

•

if the index return is negative and is below -30.00% (the final index level is less than the initial index level by more than 30%), you will receive an amount in cash that is equal to the sum of (i) $1,000 plus (ii) the product of (a) approximately 1.4286 times (b) the sum of the index return plus 30% times (c) $1,000. You will receive less than $1,000.

The amount you will be paid on your notes on the stated maturity date will not be affected by the closing level of the index on any day other than the determination date. You could lose your entire investment in the notes. A percentage decrease of more than 30% between the initial index level and the final index level will reduce the payment you will receive, if any, on the stated maturity date below the face amount of your notes, potentially to $0. Further, the maximum payment that you could receive on the stated maturity date with respect to a $1,000 face amount note (the minimum denomination) is limited to the maximum settlement amount of between $1,202.50 and $1,232.50 (set on the trade date). In addition, the notes will not pay interest, and no other payments on your notes will be made prior to the stated maturity date.

Because we have provided only a brief summary of the terms of your notes above, you should read the detailed description of the terms of the notes found in “Summary Information” on page PS-2 in this pricing supplement and the general terms of the leveraged buffered index-linked notes found in “General Terms of the Non-Principal Protected Underlier -Linked Notes” on page S-45 of the accompanying prospectus supplement no. 255.

Your investment in the notes involves certain risks. In particular, assuming no changes in market conditions or our creditworthiness and other relevant factors, the value of your notes on the trade date (as determined by reference to pricing models used by Goldman, Sachs & Co. and taking into account our credit spreads) will, and the price you may receive for your notes may, be significantly less than the original issue price. The value or quoted price of your notes at any time will reflect many factors and cannot be predicted; however, the price at which Goldman, Sachs & Co. would initially buy or sell notes (if Goldman, Sachs & Co. makes a market) and the value that Goldman, Sachs & Co. will initially use for account statements and otherwise will significantly exceed the value of your notes using such pricing models. The amount of the excess will decline on a straight line basis over the period from the date hereof through November     , 2010. We encourage you to read “Additional Risk Factors Specific to the Non-Principal Protected Underlier-Linked Notes” on page S-33 of the accompanying prospectus supplement no. 255 and “Additional Risk Factors Specific to Your Notes” on page PS-8 of this pricing supplement so that you may better understand those risks.

Original issue date (settlement date):             , 2010

Original issue price: 100% of face amount

Underwriting discount:     % of the face amount

Net proceeds to the issuer:     % of the face amount

The issue price, underwriting discount and net proceeds listed above relate to the notes we sell initially. We may decide to sell additional notes after the date of this pricing supplement, at issue prices, underwriting discounts and net proceeds that differ from the amounts set forth above.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this pricing supplement. Any representation to the contrary is a criminal offense.

The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

Goldman Sachs may use this pricing supplement in the initial sale of the notes. In addition, Goldman, Sachs & Co. or any other affiliate of Goldman Sachs may use this pricing supplement in a market-making transaction in a note after its initial sale. Unless Goldman Sachs or its agent informs the purchaser otherwise in the confirmation of sale, this pricing supplement is being used in a market-making transaction.

“Standard & Poor’s®”, “S&P®” and “S&P BRIC 40” are trademarks of Standard & Poor’s Financial Services LLC (“Standard & Poor’s”) and are licensed for use by The Goldman Sachs Group, Inc. and its affiliates.

The notes are not sponsored, endorsed, sold or promoted by Standard & Poor’s and Standard & Poor’s does not make any representation regarding the advisability of investing in the notes.

Goldman, Sachs & Co.

Pricing Supplement dated             , 2010.

SUMMARY INFORMATION

We refer to the notes we are offering by this pricing supplement as the “offered notes” or the “notes”. Each of the offered notes, including your notes, has the terms described below. Please note that in this pricing supplement, references to “The Goldman Sachs Group, Inc.”, “we”, “our” and “us” mean only The Goldman Sachs Group, Inc. and do not include its consolidated subsidiaries. Also, references to the “accompanying prospectus” mean the accompanying prospectus, dated April 6, 2009, as supplemented by the accompanying prospectus supplement, dated April 6, 2009, of The Goldman Sachs Group, Inc., and references to the “accompanying prospectus supplement no. 255” mean the accompanying prospectus supplement no. 255, dated December 11, 2009, of The Goldman Sachs Group, Inc., to the accompanying prospectus.

This section is meant as a summary and should be read in conjunction with the section entitled “General Terms of the Non-Principal Protected Underlier-Linked Notes” on page S-45 of the accompanying prospectus supplement no. 255.

Key Terms

Issuer: The Goldman Sachs Group, Inc.

Underlier: the S&P BRIC 40 Index, as published by Standard & Poor’s Financial Services LLC (“Standard & Poor’s”)

Specified currency: U.S. dollars (“$”)

Terms to be specified in accordance with the accompanying prospectus supplement no. 255:

•	type of notes: notes linked to a single underlier

•	exchange rates: not applicable

•	buffer level: yes, as described below

•	cap level: yes, as described below

•	averaging dates: not applicable

•	interest: not applicable

•	redemption right or price dependent redemption right: not applicable

Face amount: each note will have a face amount of $1,000; $             in the aggregate for all the offered notes; the aggregate face amount of the offered notes may be increased if the issuer, at its sole option, decides to sell an additional amount of the offered notes on a date subsequent to the date of this pricing supplement but prior to the settlement date

Payment amount: on the stated maturity date we will pay you, for each $1,000 face amount of your notes, an amount in cash equal to the cash settlement amount

Cash settlement amount:

•	if the final underlier level is greater than or equal to the cap level, the maximum settlement amount;

•

if the final underlier level is greater than the initial underlier level but less than the cap level, the sum of (1) the $1,000 face amount plus (2) the product of (i) the $1,000 face amount times (ii) the upside participation rate times (iii) the underlier return;

•	if the final underlier level is equal to or less than the initial underlier level but greater than or equal to the buffer level, the $1,000 face amount; or

•

if the final underlier level is less than the buffer level, the sum of (1) the $1,000 face amount plus (2) the product of (i) the $1,000 face amount times (ii) the buffer rate times (iii) the sum of the underlier return plus the buffer amount

Initial underlier level (to be set on the trade date):

Final underlier level: the closing level of the underlier on the determination date, except in the limited circumstances described under “General Terms of the Non-Principal Protected Underlier-Linked Notes — Payment of Principal on Stated Maturity Date — Consequences of a Market Disruption Event or a Non-Trading Day” on page S-52 of the accompanying prospectus supplement no. 255 and subject to adjustment as provided under “General Terms of the Non-Principal Protected Underlier-Linked Notes — Discontinuance or Modification of an Underlier” on page S-53 of the accompanying prospectus supplement no. 255

Underlier return: the quotient of (1) the final underlier level minus the initial underlier level divided by (2) the initial underlier level, expressed as a percentage

Upside participation rate: 150.00%

Cap level (to be set on the trade date): expected to be between 113.50% and 115.50% of the initial underlier level

Maximum settlement amount (to be set on the trade date): expected to be between $1,202.50 and $1,232.50

Buffer level: 70.00% of the initial underlier level

Buffer amount: 30.00%

Buffer rate: The quotient of the initial underlier level divided by the buffer level, which equals approximately 142.86%

Trade date:

Original issue date (settlement date): expected to be the tenth scheduled business day following the trade date

Stated maturity date (to be set on the trade date): a specified date that is expected to be between 24 and 27 months after the original issue date, subject to adjustment as described under “General Terms of the Non-Principal Protected Underlier-Linked Notes — Payment of Principal on Stated Maturity Date — Stated Maturity Date” on page S-50 of the accompanying prospectus supplement no. 255

Determination date (to be set on the trade date): a specified date that is expected to be the tenth scheduled trading day prior to the originally scheduled stated maturity date, subject to adjustment as described under “General Terms of the Non-Principal Protected Underlier-Linked Notes — Payment of Principal on Stated Maturity Date — Determination Date” on page S-50 of the accompanying prospectus supplement no. 255

No interest: the offered notes will not bear interest

No listing: the offered notes will not be listed on any securities exchange or interdealer quotation system

No redemption: the offered notes will not be subject to redemption right or price dependent redemption right

Closing level: as described under “General Terms of the Non-Principal Protected Underlier-Linked Notes — Special Calculation Provisions — Closing Level” on page S-56 of the accompanying prospectus supplement no. 255

Business day: as described under “General Terms of the Non-Principal Protected Underlier-Linked Notes — Special Calculation Provisions — Business Day” on page S-56 of the accompanying prospectus supplement no. 255

Trading day: as described under “General Terms of the Non-Principal Protected Underlier-Linked Notes — Special Calculation Provisions — Trading Day” on page S-56 of the accompanying prospectus supplement no. 255

Use of proceeds and hedging: as described under “Use of Proceeds and Hedging” on page S-61 of the accompanying prospectus supplement no. 255

Supplemental discussion of federal income tax consequences: you will be obligated pursuant to the terms of the notes — in the absence of an administrative determination or judicial ruling to the contrary — to characterize each note for all tax purposes as a pre-paid derivative contract in respect of the underlier index, as described under “Supplemental Discussion of Federal Income Tax Consequences” on page S-63 of the accompanying prospectus supplement no. 255

ERISA: as described under “Employee Retirement Income Security Act” on page S-69 of the accompanying prospectus supplement no. 255

Supplemental plan of distribution: as described under “Supplemental Plan of Distribution” on page S-70 of the accompanying prospectus supplement no. 255; The Goldman Sachs Group, Inc. estimates that its share of the total offering expenses, excluding underwriting discounts and commissions, will be approximately $             ;

we expect to deliver the notes against payment therefor in New York, New York on             , 2010, which is expected to be the tenth scheduled business day following the date of this pricing supplement and of the pricing of the notes. Under Rule 15c6-1 of the Exchange Act, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes on any date prior to three business days before delivery will be required, by virtue of the fact that the notes are initially expected to settle in ten business days (T + 10), to specify alternative settlement arrangements to prevent a failed settlement.

Calculation agent: Goldman, Sachs & Co.

CUSIP no.:

ISIN no.:

Conflicts of interest: Goldman, Sachs & Co. is an affiliate of The Goldman Sachs Group, Inc. and, as such, has a “conflict of interest” in this offering within the meaning of NASD Rule 2720. Consequently, the offering is being conducted in compliance with the provisions of Rule 2720. Goldman, Sachs & Co. is not permitted to sell notes in this offering to an account over which it exercises discretionary authority without the prior specific written approval of the account holder.

FDIC: the notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

HYPOTHETICAL EXAMPLES

The following table and chart are provided for purposes of illustration only. They should not be taken as an indication or prediction of future investment results and are intended merely to illustrate the impact that the various hypothetical underlier levels on the determination date could have on the payment amount at maturity assuming all other variables remain constant.

The examples below are based on a range of final underlier levels that are entirely hypothetical; no one can predict what the underlier level will be on any day throughout the life of your notes, and no one can predict what the final underlier level will be on the determination date. The underlier has been highly volatile in the past — meaning that the underlier level has changed considerably in relatively short periods — and its performance cannot be predicted for any future period.

The information in the following examples reflects hypothetical rates of return on the offered notes assuming that they are purchased on the original issue date and held to the stated maturity date. If you sell your notes in a secondary market prior to the stated maturity date, your return will depend upon the market value of your notes at the time of sale, which may be affected by a number of factors that are not reflected in the table below such as interest rates and the volatility of the underlier. In addition, assuming no changes in market conditions or our creditworthiness and any other relevant factors, the value of your notes on the trade date (as determined by reference to pricing models used by Goldman, Sachs & Co. and taking into account our credit spreads) will, and the price you may receive for your notes may, be significantly less than the issue price. For more information on the value of your notes in the secondary market, see “Additional Risk Factors Specific to the Non-Principal Protected Underlier-Linked Notes — Assuming No Changes in Market Conditions or any Other Relevant Factors, the Market Value of Your Notes on the Date of Any Applicable Pricing Supplement (as Determined By Reference to Pricing Models Used By Goldman, Sachs & Co.) Will, and the Price You May Receive for Your Notes May, Be Significantly Less Than the Issue Price” on page S-33 of the accompanying prospectus supplement no. 255 and “Additional Risk Factors Specific to Your Notes — Assuming No Changes in Market Conditions or Any Other Relevant Factors, the Market Value of Your Notes on the Trade Date (as Determined By Reference to Pricing Models Used by Goldman, Sachs & Co.) Will, and the Price You May Receive for Your Notes May Be, Significantly Less Than the Issue Price” on page PS-8 of this pricing supplement. The information in the table also reflects the key terms and assumptions in the box below.

Key Terms and Assumptions

Face amount	$1,000

Upside participation rate	150.00%

Cap level	113.50% of the initial underlier level

Maximum settlement amount	$1,202.50

Buffer level	70.00% of the initial underlier level

Buffer rate	approximately 142.86%

Buffer amount	30.00%

Neither a market disruption event nor a non-trading day occurs on the originally scheduled determination date

No change in or affecting any of the underlier stocks or the method by which the underlier sponsor calculates the underlier

Notes purchased on original issue date and held to the stated maturity date

Moreover, we have not yet set the initial underlier level that will serve as the baseline for determining the underlier return and the amount that we will pay on your notes, if any, at maturity. We will not do so until the trade date. As a result, the actual initial underlier level may differ substantially from the underlier level prior to the trade date.

For these reasons, the actual performance of the underlier over the life of your notes, as well as the amount payable at maturity, if any, may bear little relation to the hypothetical examples shown below or to the historical underlier levels shown elsewhere in this pricing supplement. For information about the historical levels of the underlier during recent periods, see “The

Underlier — Historical High, Low and Closing Levels of the Underlier” below. Before investing in the offered notes, you should consult publicly available information to determine the levels of the underlier between the date of this pricing supplement and the date of your purchase of the offered notes.

Also, the hypothetical examples shown below do not take into account the effects of applicable taxes. Because of the U.S. tax treatment applicable to your notes, tax liabilities could affect the after-tax rate of return on your notes to a comparatively greater extent than the after-tax return on the underlier stocks.

The levels in the left column of the table below represent hypothetical final underlier levels and are expressed as percentages of the initial underlier level. The amounts in the right column represent the hypothetical payment amounts, based on the corresponding hypothetical final underlier level (expressed as a percentage of the initial underlier level), and are expressed as percentages of the face amount of a note (rounded to the nearest one-hundredth of a percent). Thus, a hypothetical payment amount of 100.00% means that the value of the cash payment that we would deliver for each $1,000 of the outstanding face amount of the offered notes on the stated maturity date would equal 100.00% of the face amount of a note, based on the corresponding hypothetical final underlier level (expressed as a percentage of the initial underlier level) and the assumptions noted above.

Hypothetical Final Underlier Level (as Percentage of Initial Underlier Level)	Hypothetical Payment Amount (as Percentage of Face Amount)
150.00%	120.25%
125.00%	120.25%
113.50%	120.25%
112.00%	118.00%
108.00%	112.00%
104.00%	106.00%
100.00%	100.00%
96.00%	100.00%
88.00%	100.00%
80.00%	100.00%
72.00%	100.00%
70.00%	100.00%
50.00%	71.43%
25.00%	35.71%
0.00%	0.00%

If, for example, the final underlier level were determined to be 25.00% of the initial underlier level, the payment amount that we would deliver on your notes at maturity would be approximately 35.71% of the face amount of your notes, as shown in the table above. As a result, if you purchased your notes on the original issue date and held them to the stated maturity date, you would lose approximately 64.29% of your investment. In addition, if the final underlier level were determined to be 150.00% of the initial underlier level, the payment amount that we would deliver on your notes at maturity would be capped at the maximum settlement amount (expressed as a percentage of the face amount), or 120.25% of each $1,000 face amount of your notes, as shown in the table above. As a result, if you purchased your notes on the original issue date and held them to the stated maturity date, you would not benefit from any increase in the final underlier level over 113.50% of the initial underlier level.

The following chart also shows a graphical illustration of the hypothetical payment amounts (expressed as a percentage of the face amount of your notes) that we would pay on your notes on the stated maturity date, if the final underlier level (expressed as a percentage of the initial underlier level) were any of the hypothetical levels shown on the horizontal axis. The chart shows that any hypothetical final underlier level (expressed as a percentage of the initial underlier level) of less than 70.00% (the section left of the 70.00% marker on the horizontal axis) would result in a hypothetical payment amount of less than 100.00% of the face amount of your notes (the section below the 100.00% marker on the vertical axis) and, accordingly, in a loss of principal to the holder of the notes. The chart also shows that any hypothetical final underlier level (expressed as a percentage of the initial underlier level) of greater than 113.50% (the section right of the 113.50% marker on the horizontal axis) would result in a capped return on your investment.

The payment amounts shown above are entirely hypothetical; they are based on market prices for the underlier stocks that may not be achieved on the determination date and on assumptions that may prove to be erroneous. The actual market value of your notes on the stated maturity date or at any other time, including any time you may wish to sell your notes, may bear little relation to the hypothetical payment amounts shown above, and these amounts should not be viewed as an indication of the financial return on an investment in the offered notes. Please read “Additional Risk Factors Specific to the Non-Principal Protected Underlier-Linked Notes — The Market Value of Your Notes May Be Influenced by Many Unpredictable Factors” on page S-37 of the accompanying prospectus supplement no. 255.

We cannot predict the actual final underlier level or what the market value of your notes will be on any particular trading day, nor can we predict the relationship between the underlier level and the market value of your notes at any time prior to the stated maturity date. The actual amount that you will receive, if any, at maturity and the rate of return on the offered notes will depend on the actual initial underlier level, cap level and maximum settlement amount we will set on the trade date and the actual final underlier level determined by the calculation agent as described above. Moreover, the assumptions on which the hypothetical returns are based may turn out to be inaccurate. Consequently, the amount of cash to be paid in respect of your notes, if any, on the stated maturity date may be very different from the information reflected in the table and chart above.

ADDITIONAL RISK FACTORS SPECIFIC TO YOUR NOTES

An investment in your notes is subject to the risks described below, as well as the risks described under “Considerations Relating to Indexed Securities” in the accompanying prospectus dated April 6, 2009, and “Additional Risk Factors Specific to the Non-Principal Protected Underlier-Linked Notes” in the accompanying prospectus supplement no. 255. Your notes are a riskier investment than ordinary debt securities. Also, your notes are not equivalent to investing directly in the underlier stocks, i.e., the stocks comprising the underlier to which your notes are linked. You should carefully consider whether the offered notes are suited to your particular circumstances.

Assuming No Changes in Market Conditions or Any Other Relevant Factors, the Market Value of Your Notes on the Trade Date (As Determined By Reference to Pricing Models Used By Goldman, Sachs & Co.) Will, and the Price You May Receive for Your Notes May, Be Significantly Less Than the Issue Price

The price at which Goldman, Sachs & Co. would initially buy or sell notes (if Goldman, Sachs & Co. makes a market) and the value that Goldman, Sachs & Co. will initially use for account statements and otherwise will significantly exceed the value of your notes using such pricing models. The amount of the excess will decline on a straight line basis over the period from the date hereof through November     , 2010. After November     , 2010, the price at which Goldman, Sachs & Co. would buy or sell notes will reflect the value determined by reference to the pricing models, plus our customary bid and asked spread.

In addition to the factors discussed above, the value or quoted price of your notes at any time, however, will reflect many factors and cannot be predicted. If Goldman, Sachs & Co. makes a market in the notes, the price quoted by Goldman, Sachs & Co. would reflect any changes in market conditions and other relevant factors, including a deterioration in our creditworthiness or perceived creditworthiness whether measured by our credit ratings or other credit measures. These changes may adversely affect the market price of your notes, including the price you may receive for your notes in any market making transaction. In addition, even if our creditworthiness does not decline, the value of your notes on the trade date is expected to be significantly less than the original issue price taking into account our credit spreads on that date. The quoted price (and the value of your notes that Goldman, Sachs & Co. will use for account statements or otherwise) could be higher or lower than the original issue price, and may be higher or lower than the value of your notes as determined by reference to pricing models used by Goldman, Sachs & Co.

If at any time a third party dealer quotes a price to purchase your notes or otherwise values your notes, that price may be significantly different (higher or lower) than any price quoted by Goldman, Sachs & Co. You should read “Additional Risk Factors Specific to the Non-Principal Protected Underlier-Linked Notes — The Market Value of Your Notes May Be Influenced by Many Unpredictable Factors” on page S-37 of the accompanying prospectus supplement no. 255.

Furthermore, if you sell your notes, you will likely be charged a commission for secondary market transactions, or the price will likely reflect a dealer discount.

There is no assurance that Goldman, Sachs & Co. or any other party will be willing to purchase your notes and, in this regard, Goldman, Sachs & Co. is not obligated to make a market in the notes. See “Additional Risk Factors Specific to the Non-Principal Protected Underlier-Linked Notes — Your Notes May Not Have an Active Trading Market” on page S-37 of the accompanying prospectus supplement no. 255.

You May Lose Your Entire Investment in the Notes

You can lose all of your investment in the notes. The cash payment on your notes, if any, on the stated maturity date will be based on the performance of the S&P BRIC 40 Index as measured from the initial underlier level set on the trade date to the closing level on the determination date. If the final underlier level for your notes is less than the buffer level, you will have a loss for each $1,000 of the face amount of your notes equal to the product of approximately 1.4286 times the sum of the underlier return plus the buffer amount times $1,000. Thus, you may lose your entire investment in the notes.

Also, the market price of your notes prior to the stated maturity date may be significantly lower than the purchase price you pay for your notes. Consequently, if you sell your notes before the stated maturity date, you may receive far less than the amount of your investment in the notes.

Your Notes Will Not Bear Interest

You will not receive any interest payments on your notes. As a result, even if the amount payable for each of your notes on the stated maturity date exceeds the face amount of your notes, the overall return you earn on your notes may be less than you would have earned by investing in a non-indexed debt security of comparable maturity that bears interest at a prevailing market rate.

The Potential for the Value of Your Notes to Increase May Be Limited

Your ability to participate in any change in the value of the underlier over the life of your notes will be limited because of the cap level, which will be set on the trade date and is expected to be between 113.50% and 115.50% of the initial underlier level. The cap level will limit the amount in cash you may receive for each of your notes at maturity, no matter how much the level of the underlier may rise beyond the cap level over the life of your notes. Accordingly, the amount payable for each of your notes may be significantly less than it would have been had you invested directly in the underlier.

We May Sell an Additional Aggregate Face Amount of the Notes at a Different Issue Price

At our sole option, we may decide to sell an additional aggregate face amount of the notes subsequent to the date of this pricing supplement but prior to the settlement date. The issue price of the notes in the subsequent sale may differ substantially (higher or lower) from the issue price you paid as provided on the cover of this pricing supplement.

Your Notes May Be Subject to an Adverse Change in Tax Treatment in the Future

The Internal Revenue Service announced on December 7, 2007 that it is considering the proper Federal income tax treatment of an instrument such as your notes that are currently characterized as prepaid derivative contracts, which could adversely affect the tax treatment and the value of your notes. Among other things, the Internal Revenue Service may decide to require the holders to accrue ordinary income on a current basis and recognize ordinary income on payment at maturity, and could subject non-US investors to withholding tax. Moreover, in 2007, legislation was introduced in Congress that, if enacted, would have required holders that acquired such notes after the bill was enacted to accrue interest income over the term of such notes even though there may be no interest payments over the term of such notes. It is not possible to predict whether a similar or identical bill will be enacted in the future, or whether any such bill would affect the tax treatment of such notes. We describe these developments in more detail under “Supplemental Discussion of Federal Income Tax Consequences” on page S-63 of the accompanying prospectus supplement no. 255. You should consult your own tax adviser about this matter. Except to the extent otherwise provided by law, The Goldman Sachs Group, Inc. intends to continue treating the notes for U.S. federal income tax purposes in accordance with the treatment described under “Supplemental Discussion of Federal Income Tax Consequences” on page S-63 of the accompanying prospectus supplement no. 255 unless and until such time as Congress, the Treasury Department or the Internal Revenue Service determine that some other treatment is more appropriate.

THE UNDERLIER

The S&P BRIC 40 Index, which we refer to as the index, is designed to provide exposure to 40 leading companies from the emerging markets of Brazil, Russia, India and China that are listed on the Hong Kong Stock Exchange, the London Stock Exchange, the NASDAQ Stock Exchange or the New York Stock Exchange. The index is calculated, maintained and published by Standard & Poor’s Financial Services LLC (“S&P”). Additional information is available on the following website: http://www.standardandpoors.com. We are not incorporating by reference the website or any material it includes in this prospectus supplement.

To be eligible for inclusion in the index, companies must first be constituents of the S&P/IFC Investable (“S&P/IFCI”) country indices for Brazil, Russia, India or China. The S&P/IFCI is a family of emerging market indices that measure the return of stocks that are legally and practically available for foreign investment based on criteria set by S&P. Constituent companies for the S&P/IFCI are chosen based on market capitalization, liquidity and their legal and practical availability to foreign institutional investors: the company must have a minimum average investable market capitalization of US$ 100 million and trading in its stock must have a value of least US$ 25 million in the 12 months prior to its addition into the relevant S&P/IFCI country index.

The selection and weighting of the index stocks is based on the following procedure:

1.	All constituents of the S&P/IFCI country indices for Brazil, Russia, India and China are included in the initial selection of stocks from which the 40 index stocks may be selected.

2.	All companies that do not have a developed market listing on the Hong Kong Stock Exchange, the London Stock Exchange, NASDAQ or the NYSE are removed from the list.

3.	All stocks with a free float market capitalization (i.e., not held by affiliates, management or large stockholders) of less than US$ 1 billion and/or three-month average daily trading volume value of less than US$ 5 million are removed.

4.	If a company has multiple share classes, the share class with the lower liquidity is removed.

5.	The remaining stocks are sorted in decreasing order of their float-adjusted market capitalization. The top 40 become index members.

In the event that fewer than 40 stocks qualify for inclusion on the date of rebalancing (discussed below in further detail), S&P, through a committee comprised of full-time professional members of S&P’s staff, reviews pending corporate actions that may affect index stocks, statistics comparing the composition of the indices to the market and any significant market events and may modify the criteria to include multiple share classes or reduce the market capitalization limit, in that order. After the 40 companies are selected, the index stocks are weighted according to a formula based on market capitalization and liquidity. If the ratio of a index stock’s liquidity to its weight in the index is less than US$ 600 million or if a stock stock’s weight in the basket is greater than a maximum weight of 10%, such stock stock’s weight is reduced by a certain factor and this process is repeated until all stocks meet the liquidity and weighting requirements.

As of April 30, 2010, the top 10 index stocks by weights were the following (with the weight indicted in parentheses):

1.	OAO Gazprom ADR (9.56%)

2.	China Mobile (Hong Kong) (6.82%)

3.	Petrobras SA — ADR (6.11%)

4.	Vale S.A. — ADR (5.65%)

5.	Itau Unibanco Holding SA — ADR (4.83%)

6.	Industrial & Commercial Bank of China H (4.36%)

7.	China Life Insurance H HKD (4.05%)

8.	Bank of China H (4.04%)

9.	CNOOC Ltd (3.59%)

10.	Banco Bradesco SA Prf ADR (3.51%)

As of April 30, 2010, the weightings of the countries in which the companies in the index were domiciled were as follows:

Country	Weight
Brazil	26.4%
China	42.7%
India	7.9%
Russia	22.9%

As of April 30, 2010, the industry sectors represented by the stocks in the index include:

Sector	Weight
Consumer Staples	1.7%
Energy	35.3%
Financials	31.3%
Information Technology	8.1%
Materials	10.5%
Telecommunication Services	12.3%
Utilities	0.6%

Sector designations are determined by the index sponsor using criteria it has selected or developed. Index sponsors may use very different standards for determining sector designations. In addition, many companies operate in a number of sectors, but are listed in only one sector and the basis on which that sector is selected may also differ. As a result, sector comparisons between indices with different sponsors may reflect differences in methodology as well as actual differences in the sector composition of the indices.

S&P calculates the value of the index (discussed below in further detail) by comparing (i) the aggregate market value of the common stocks of the 40 companies comprising the index as of a particular time to (ii) the aggregate average market value of the common stocks of 40 similar companies on the base date for the index of February 2, 2004. S&P calculates the market value of any index stock by multiplying the market price per share by the number of the then outstanding shares of such index stock. The market price of each index stock is taken from its developed market listing; if a single stock is trading in multiple developed markets, only the listing from the market with most liquidity is considered. S&P uses an indexed number to represent the results of this calculation in order to make the value easier to work with and track over time. The index is calculated in U.S. dollars, using the closing exchange rates calculated by WM/Reuters at 4:00 P.M. London Time to convert the local market prices to U.S. dollars.

The index is calculated using a modified market capitalization-weighting methodology: at the annual rebalancing of the index, which occurs once a year on the third Friday of December as described below, no index stock can have a weight of more than 10% of the index and the minimum portfolio size (which includes all of the index stocks) that can be turned over in a single day (based on recent trading volumes) cannot be lower than US$ 600 million; modifications are made to market cap weights, if required, to reflect available float, reduce single stock concentration and enhance index basket liquidity.

The actual total market value of the index stocks on the February 2, 2004 base date has been set by S&P to equal an indexed value of 874.48. In practice, the daily calculation of the index is computed by dividing the total market value of the index by an adjustment divisor. By itself, the adjustment divisor is an arbitrary number. However, in the context of the calculation of the index, it is the only link to the original base date value of the index. By modifying the adjustment divisor in response to the certain events described below, the index is comparable over time. S&P modifies the adjustment divisor in order to maintain the comparability of the index over time.

Maintenance of the index includes monitoring and completing adjustments for spin-offs, rights offerings, stock splits, special dividends, delistings and mergers or acquisitions. To prevent the value of the index from changing due to corporate actions, all corporate actions which affect the total market value of the index require S&P to modify the adjustment divisor. By modifying the adjustment divisor to account for the change in total market value, the value of the index remains comparable over time. This helps maintain the value of the index as an accurate barometer of stock market performance over time and ensures that the movement of the index does not reflect the corporate actions of individual companies in the index. All adjustments are made by S&P after the close of trading and after the calculation of the closing value of the index. Some corporate actions, such as stock splits and stock dividends, require simple changes in the common shares outstanding and the stock prices of the companies in the index and do not require a change to the adjustment divisor.

The index is rebalanced once a year after market close on the third Friday of December. In addition to the annual rebalancing, there is a mid-year review. A semi-annual rebalancing occurs only if three of the 30 largest stocks from the eligible universe of companies are not in the index at the mid-year review. No companies are added to the index between rebalancings, but a company can be deleted from the index due to corporate events such as mergers, acquisitions, takeovers or delistings.

The table below summarizes the types of index maintenance adjustments and indicates whether or not S&P will require a change to the adjustment divisor:

Type of Corporate Action	Adjustment Factor	Divisor Adjustment Required
Spin-Off	Price of parent company minus (Price of Spin-off Co. / Share Exchange Ratio)	No

Rights Offering	Price of parent company minus (Price of Rights Offering / Rights Ratio)	No

Stock Split	Index shares are multiplied by and price is divided by the split factor	No

Share Issuance or Reduction	None	No

Special Dividends	Share Price minus Special Dividend	Yes

Delisting	Stock is removed; no replacement made	Yes

Merger or Acquisition	If the surviving company is already an index member, it is retained in the index; if the surviving company does not belong to BRIC countries or does not maintain the exchange listing included in the index, it is removed	Yes, if there is a removal

Each of the corporate events exemplified in the table requiring an adjustment to the adjustment divisor has the effect of altering the market value of the individual index stock and consequently of altering the aggregate market value of the entire index. In order that the level of the index before the corporate event not be affected by the altered market value (whether increase or decrease) of the affected index stock, S&P derives a new adjustment divisor, as follows:

(Total Market Value of Index Stocks After the Event) / (New Adjustment Divisor) = Index Value Before the Event

New Adjustment Divisor = (Total Market Value of Index Stocks After the Event) / (Index Value Before the Event)

The index follows a float adjustment methodology so that it will reflect only the free float of each index stock (i.e., not held by affiliates, management or large stockholders) rather than all of a company’s outstanding shares. Float adjustment excludes holdings of groups of shares that exceed 10% of the outstanding shares of a company that are closely held by other publicly traded companies, venture capital firms, private equity firms, strategic partners or leveraged buyout groups; government entities; or other control groups, such as a company’s own current or former officers, board members, founders, employee stock ownership plans or other investment vehicles controlled by the company or such other persons.

When an exchange is forced to close early due to unforeseen events, such as computer or electric power failures, weather conditions or other events, S&P will calculate the closing level of the index based on (1) the closing prices published by the exchange, or (2) if no closing price is available, the last regular trade reported for each stock before the exchange closed. In all cases, the prices will be from the primary exchange for each stock in the index. If an exchange fails to open due to unforeseen circumstances, the index will use the prior day’s closing prices. If all exchanges fail to open, S&P may determine not to publish the index for that day.

Historical High, Low and Closing Levels of the Underlier

The closing level of the underlier has fluctuated in the past and may, in the future, experience significant fluctuations. Any historical upward or downward trend in the closing level of the underlier during any period shown below is not an indication that the underlier is more or less likely to increase or decrease at any time during the life of your notes.

You should not take the historical levels of the underlier as an indication of the future performance of the underlier. We cannot give you any assurance that the future performance of the underlier or the underlier stocks will result in your receiving an amount greater than the outstanding face amount of your notes on the stated maturity date. In light of the increased volatility currently being experienced by the financial services sector and U.S. and global securities markets, and recent market declines, it may be substantially more likely that you could lose all or a substantial portion of your investment in the notes. During the period from January 1, 2007 through April 30, 2010, there were 296 27-month periods, the first of which began on January 1, 2007 and the last of which ended on April 30, 2010. In 14 of such 296 27-month periods the closing level of the underlier on the final date of such period has fallen below 70.00% of the closing level of the underlier on the initial date of such period. Therefore, during approximately 4.73% of such 27-month periods, if you had owned notes with terms similar to these notes, you may have received less than the face amount of such notes at maturity. (We calculated these figures using fixed 27-month periods and did not take into account holidays or non-business days.)

Neither we nor any of our affiliates make any representation to you as to the performance of the underlier. The actual performance of the underlier over the life of the offered notes, as well as the amount payable at maturity, may bear little relation to the historical levels shown below.

The table below shows the high, low and final closing levels of the underlier for each of the four calendar quarters in 2007, 2008 and 2009 and the first two calendar quarters of 2010 (through April 30, 2010). We obtained the closing levels listed in the table below from Bloomberg Financial Services, without independent verification.

Quarterly High, Low and Closing Levels of the Underlier

	High	Low	Close
2007
Quarter ended March 31	2,235.35	1,893.22	2,114.87
Quarter ended June 30	2,423.38	2,110.79	2,394.46
Quarter ended September 30	3,006.69	2,194.12	3,006.69
Quarter ended December 31	3,520.51	3,006.43	3,226.50
2008
Quarter ended March 31	3,228.86	2,559.95	2,757.88
Quarter ended June 30	3,387.79	2,805.53	2,945.33
Quarter ended September 30	2,899.41	1,824.29	1,999.86
Quarter ended December 31	1,985.39	1,050.33	1,419.31
2009
Quarter ended March 31	1,616.34	1,232.56	1,480.34
Quarter ended June 30	2,167.33	1,505.62	1,987.75
Quarter ended September 30	2,361.59	1,822.20	2,313.09
Quarter ended December 31	2,625.04	2,270.02	2,533.07
2010
Quarter ended March 31	2,615.59	2,228.90	2,532.08
Quarter ending June 30 (through April 30, 2010)	2,652.79	2,496.72	2,531.08

No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this pricing supplement. You must not rely on any unauthorized information or representations. This pricing supplement is an offer to sell only the notes offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this pricing supplement is current only as of its date.

Pricing Supplement

Page
Summary Information	PS-2
Conflicts of Interest	PS-4
Hypothetical Examples	PS-5
Additional Risk Factors Specific to Your Notes	PS-8
The Underlier	PS-10

Prospectus Supplement No. 255 dated December 11, 2009

Summary Information	S-3
Hypothetical Returns on the Non-Principal Protected Underlier-Linked Notes	S-13
Additional Risk Factors Specific to the Non-Principal Protected Underlier-Linked Notes	S-33
General Terms of the Non-Principal Protected Underlier-Linked Notes	S-45
Use of Proceeds and Hedging	S-61
Supplemental Discussion of Federal Income Tax Consequences	S-63
Employee Retirement Income Security Act	S-69
Supplemental Plan of Distribution	S-70
The Underliers	A-1
S&P 500® Index	A-1
MSCI Indices	A-5
Hang Seng China Enterprises Index	A-9
Russell 2000® Index	A-12
FTSE® 100 Index	A-17
Dow Jones Euro STOXX 50® Index	A-20
TOPIX® Index	A-24

Prospectus Supplement dated April 6, 2009

Use of Proceeds	S-2
Description of Notes We May Offer	S-3
United States Taxation	S-24
Employee Retirement Income Security Act	S-25
Supplemental Plan of Distribution	S-26
Validity of the Notes	S-27

Prospectus dated April 6, 2009

Available Information	2
Prospectus Summary	4
Use of Proceeds	8
Description of Debt Securities We May Offer	9
Description of Warrants We May Offer	33
Description of Purchase Contracts We May Offer	49
Description of Units We May Offer	54
Description of Preferred Stock We May Offer	59
The Issuer Trusts	66
Description of Capital Securities and Related Instruments	68
Description of Capital Stock of The Goldman Sachs Group, Inc	91
Legal Ownership and Book-Entry Issuance	96
Considerations Relating to Securities Issued in Bearer Form	102
Considerations Relating to Indexed Securities	106
Considerations Relating to Securities Denominated or Payable in or Linked to a Non-U.S. Dollar Currency	109
Considerations Relating to Capital Securities	112
United States Taxation	116
Plan of Distribution	140
Employee Retirement Income Security Act	143
Validity of the Securities	144
Experts	144
Cautionary Statement Pursuant to the Private Litigation Reform Act of 1995	144

$

The Goldman Sachs Group, Inc.

Leveraged Buffered Index-Linked Notes due

(Linked to the S&P BRIC 40 Index)

Medium-Term Notes, Series D

Goldman, Sachs & Co.